SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Baltic Trading Limited
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y0553W103
(CUSIP Number)

Susanne V. Clark c/o Centerbridge Partners, L.P. 375 Park Avenue New York, NY 10152 (212) 672-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0553W103	SCHEDULE 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,698,927
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,698,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y0553W103	SCHEDULE 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,698,927
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,698,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y0553W103	SCHEDULE 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,698,927
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,698,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y0553W103	SCHEDULE 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,098,398
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,098,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,098,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y0553W103	SCHEDULE 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,098,398
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,098,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,098,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y0553W103	SCHEDULE 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Offshore GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,098,398
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,098,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,098,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y0553W103	SCHEDULE 13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,452,675
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,452,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y0553W103	SCHEDULE 13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,452,675
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,452,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y0553W103	SCHEDULE 13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Centerbridge Special GP Investors II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,452,675
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,452,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y0553W103	SCHEDULE 13D	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y0553W103	SCHEDULE 13D	Page 12 of 19 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y0553W103	SCHEDULE 13D	Page 13 of 19 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Baltic Trading Limited, a corporation organized under the laws of the Republic of the Marshall Islands (the "Issuer"). The Issuer’s principal executive offices are located at 299 Park Avenue, 12th Floor, New York, New York 10171.

Item 2.	IDENTITY AND BACKGROUND

(a), (f) This Schedule 13D is filed by:

	(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Common Stock beneficially owned by it;
	(ii)	Centerbridge Credit Partners General Partner, L.P., a Delaware limited partnership ("CCPGP"), as general partner of CCP, with respect to the Common Stock beneficially owned by CCP;
	(iii)	Centerbridge Credit GP Investors, L.L.C., a Delaware limited liability company ("CCGPI"), as general partner of CCPGP, with respect to the Common Stock beneficially owned by CCP;
	(iv)	Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership ("CCPM"), with respect to the Common Stock beneficially owned by it;
	(v)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership ("CCPOGP"), with respect to the Common Stock beneficially owned by CCPM;
	(vi)	Centerbridge Credit Offshore GP Investors, L.L.C., a Delaware limited liability company ("CCOGPI"), as general partner of CCPOGP, with respect to the Common Stock beneficially owned by CCPM;
	(vii)	Centerbridge Special Credit Partners II, L.P., a Delaware limited partnership ("CSCP II"), with respect to the Common Stock beneficially owned by it;
	(viii)	Centerbridge Special Credit Partners General Partner II, L.P., a Delaware limited partnership ("CSCPGP II"), as general partner of CSCP II, with respect to the Common Stock beneficially owned by CSCP II;
	(ix)	Centerbridge Special GP Investors II, L.L.C., a Delaware limited liability company ("CSGPI II"), as general partner of CSCPGP II, with respect to the Common Stock beneficially owned by CSCP II;
	(x)	Mark T. Gallogly ("Mr. Gallogly"), a United States citizen, as managing member of CCGPI, CCOGPI, and CSGPI II, with respect to the Common Stock beneficially owned by CCP, CCPM and CSCP II; and
	(xi)	Jeffrey H. Aronson ("Mr. Aronson"), a United States citizen, as managing member of CCGPI, CCOGPI, and CSGPI II, with respect to the Common Stock beneficially owned by CCP, CCPM and CSCP II.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. Y0553W103	SCHEDULE 13D	Page 14 of 19 Pages

(b) The business address of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, New York 10152.

(c) Other than Mr. Gallogly and Mr. Aronson, the Reporting Persons are private investment funds (or their general partners) principally engaged in the business of making investments in financial instruments. Mr. Gallogly is a Managing Principal of Centerbridge Partners, L.P. Mr. Aronson is a Managing Principal of Centerbridge Partners, L.P.

(d) – (e) During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Schedule I hereto) (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $33,350,000 in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of CCP, CCPM and CSCP II.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock in the ordinary course of their business because they believed the Common Stock represented an attractive investment opportunity.

Genco Shipping & Trading Ltd., a corporation organized under the laws of the Republic of the Marshall Islands, ("Genco") indirectly owns all of the Issuer's outstanding shares of Class B Stock through a wholly-owned subsidiary, which Class B Stock represents approximately 65.08% of the aggregate voting power of the Issuer's outstanding shares of voting stock. As further described in the Current Report on Form 8-K filed by Genco on July 7, 2014 (the "Form 8-K"), on April 21, 2014, Genco and its subsidiaries (other than the Issuer and its subsidiaries) (the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 2, 2014, the Bankruptcy Court entered an order (the “Confirmation Order”), confirming the revised First Amended Prepackaged Plan of Reorganization of the Debtors Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). A copy of the Plan is attached as Exhibit 2.2 to the Form 8-K. The Reporting Persons were holders of Prepetition 2007 Facility Claims (as defined in the Plan), and as such, at the time of effectiveness of the Plan, the Reporting Persons received approximately 35% of the common stock of Genco issued under the Plan (the "New Genco Common Stock") and the right to appoint two (2) members to the Board of Directors of Genco as further described in the Plan. The Reporting Persons have initially appointed Bao Truong and William Manuel to the Board of Directors of Genco pursuant to such board appointment rights.

CUSIP No. Y0553W103	SCHEDULE 13D	Page 15 of 19 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, other securities or derivative instruments related thereto or selling some or all of their Common Stock, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock, and, alone or with others, pursuing discussions with the management, the board of directors of the Issuer, other shareholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The percentages of Common Stock reported herein are based upon the 51,205,241 Common Stock outstanding as of May 12, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2014.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

CCP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP. Neither CCPGP nor CCGPI directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of shares of Common Stock owned by CCP.

CCPM has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCOGPI, the general partner of CCPOGP. Neither CCOGPI nor CCPOGP directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPM. However, none of the foregoing should be construed in and of itself as an admission by CCOGPI or CCPOGP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CCOGPI and CCPOGP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPM.

CUSIP No. Y0553W103	SCHEDULE 13D	Page 16 of 19 Pages

CSCP II has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CSCPGP II, its general partner, and CSGPI II, the general partner of CSCPGP II. Neither CSCPGP II nor CSGPI II directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CSCP II. However, none of the foregoing should be construed in and of itself as an admission by CSCPGP II or CSGPI II or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CSCPGP II and CSGPI II expressly disclaims beneficial ownership of shares of Common Stock owned by CSCP II.

Messrs. Gallogly and Aronson, as managing members of CCGPI, CCOGPI and CSGPI II, share power to vote the Common Stock beneficially owned by CCP, CCPM and CSCP II. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP, CCPM, and CSCP II. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of shares of Common Stock owned by any of CCP, CCPM and CSCP II.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this

Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Description Joint Filing Agreement, dated July 21, 2014

CUSIP No. Y0553W103	SCHEDULE 13D	Page 17 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2014

CENTERBRIDGE CREDIT PARTNERS, L.P.

By:	Centerbridge Credit Partners
General Partner, L.P., its general partner

By:	Centerbridge Credit GP Investors, L.L.C.,
its general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
GENERAL PARTNER, L.P.

By:	Centerbridge Credit GP Investors, L.L.C.,
its general partner

By: its general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

Centerbridge Credit GP Investors, L.L.C.

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CUSIP No. Y0553W103	SCHEDULE 13D	Page 18 of 19 Pages

CENTERBRIDGE CREDIT PARTNERS
MASTER, L.P.

By:	Centerbridge Credit Partners Offshore General
Partner, L.P., its general partner

By:	Centerbridge Credit Offshore GP Investors,
L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
OFFSHORE GENERAL PARTNER, L.P.

By:	Centerbridge Credit Offshore GP Investors,
L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

Centerbridge Credit Offshore GP
Investors, L.L.C.

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS
II, L.P.

By:	Centerbridge Special Credit Partners
General Partner II, L.P.,
its general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CUSIP No. Y0553W103	SCHEDULE 13D	Page 19 of 19 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS
GENERAL PARTNER II, L.P.

By:	Centerbridge Special GP Investors II, L.L.C., its
general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

Centerbridge Special GP Investors II,
L.L.C.

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson